As filed with the Securities and Exchange Commission on March 2, 2015
1933 Act File No. 033-07559
1940 Act File No. 811-04767
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
FORM N-1A
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933	[ X ]
Pre-Effective Amendment No. ____	[ ]
Post-Effective Amendment No. 53	[ X ]
and/or
REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940	[ X ]
Amendment No. 54	[ X ]
(Check appropriate box or boxes.)

EAGLE GROWTH & INCOME FUND
(Exact name of Registrant as Specified in Charter)
880 Carillon Parkway
St. Petersburg, FL 33716
(Address of Principal Executive Office) (Zip Code)
Registrant’s Telephone Number, including Area Code: (727) 567-8143
SUSAN L. WALZER, PRINCIPAL EXECUTIVE OFFICER
880 Carillon Parkway
St. Petersburg, FL 33716
(Name and Address of Agent for Service)
Copy to:
KATHY KRESCH INGBER, ESQ.
K&L Gates LLP
1601 K Street, NW
Washington, D.C.  20006-1600
This post-effective amendment will become effective immediately pursuant to Rule 462(d).

EXPLANATORY NOTE
This Post-Effective Amendment No. 53 to the Registration Statement on Form N-1A (File No. 033-07599) of Eagle Growth & Income Fund (the “Registration Statement”) is being filed pursuant to Rule 462(d) under the Securities Act of 1933, as amended (the “Securities Act”), solely for the purpose of filing exhibits to the Registration Statement. Accordingly, this Post-Effective Amendment No. 53 consists only of a facing page, this explanatory note, Part C of the Registration Statement, and exhibit (i) filed pursuant to Item 28 of Form N-1A.  This Post-Effective Amendment No. 53 does not modify any other part of the Registration Statement. Pursuant to Rule 462(d) under the Securities Act, this Post-Effective Amendment No. 53 shall become effective immediately upon filing with the Securities and Exchange Commission.

EAGLE GROWTH & INCOME FUND
PART C   OTHER INFORMATION
Item 28.	Exhibits
(a)
Amended and Restated Declaration of Trust, is incorporated by reference to Post-Effective Amendment No. 37 to the Registration Statement of the Trust, SEC File No. 033-07559, filed previously on December 23, 2008 (“PEA 37”)

(b)		Amended and Restated By-laws, is incorporated by reference to PEA 37

(c)		Shareholders' rights are contained in Articles III, VIII, X and XI of the Registrant’s Declaration of Trust and Articles III, V and VI of the Registrant’s By-laws

(d)	(i)	Form of Investment Advisory Agreement between Registrant and Eagle Asset Management, Inc. (“Eagle”), is incorporated by reference to PEA 37

(ii)
Amended Schedule A to Investment Advisory Agreement between Registrant and Eagle, is incorporated by reference to Post-Effective Amendment No. 52 to the Registration Statement of the Trust, SEC File No. 033-07559, filed previously on February 27, 2015 (“PEA 52”)

	(iii)	Expense Limitation Agreement between Registrant and Eagle, is incorporated by reference to PEA 52

(e)
Distribution Agreement between Registrant and Eagle Fund Distributors, Inc., is incorporated by reference to Post-Effective Amendment No. 43 to the Registration Statement of the Trust, SEC File No. 033-07559, filed previously on June 15, 2011 (“PEA 43”)

(f)		Bonus, profit sharing or pension plans – none

(g)	(i)
Form of Global Custody Agreement between Registrant and J.P. Morgan Chase Bank, N.A., is incorporated by reference to Post-Effective Amendment No. 41 to the Registration Statement of the Trust, SEC File No. 033-07559, filed previously on February 28, 2011 (“PEA 41”)

	(ii)	Amended Schedule I to Global Custody Agreement between Registrant and J.P. Morgan Chase, is incorporated by reference to PEA 52

(h)	(i)	Form of Transfer Agency and Fund Accounting Services Agreement between Registrant and J.P. Morgan Investor Services Co. (“JPMIS”), is incorporated by reference to PEA 41

	(ii)	Amended Schedule I to Transfer Agency and Fund Accounting Services Agreement between Registrant and JPMIS, is incorporated by reference to PEA 52

(iii)
Agency and Service Agreement between Registrant and Eagle Fund Services, Inc. (“EFS”), is incorporated by reference to Post-Effective Amendment No. 46 to the Registration Statement of the Trust, SEC File No. 033-07559, filed previously on February 28, 2012

	(iv)	Amended Schedule I to Agency and Service Agreement between Registrant and EFS, is incorporated by reference to PEA 52

	(v)	Administration Agreement between Registrant and Eagle Asset Management, Inc., is incorporated by reference to PEA 43

	(vi)	Amended Schedule A to Administration Agreement between Registrant and Eagle, is incorporated by reference to PEA 52

	(vii)	Form of Subadministration Agreement between Eagle and JPMIS, is incorporated by reference to PEA 41

	(viii)	Amended Schedule I to Subadministration Agreement between Eagle and JPMIS, is incorporated by reference to PEA 52

(i)		Opinion and consent of counsel – filed herewith

(j)		Consent of Independent Registered Certified Public Accounting Firm, is incorporated by reference to PEA 52

(k)		Financial statements omitted from prospectus – none

(l)		Letter of investment intent, is incorporated by reference to Post-Effective Amendment No. 12 to the Registration Statement of the Trust, SEC File No. 033-07559, filed previously on January 26, 1996

(m)	(i)	Class A Distribution Plan, is incorporated by reference to PEA 37

	(ii)	Class C Distribution Plan, is incorporated by reference to PEA 37

	(iii)	Class I Distribution and Service Plan, is incorporated by reference to PEA 37

	(iv)	Class R-3 Distribution and Service Plan, is incorporated by reference to PEA 37

	(v)	Class R-5 Distribution and Service Plan, is incorporated by reference to PEA 37

(n)	(i)	Amended and Restated Multiple Class Plan pursuant to Rule 18f-3, is incorporated by reference to PEA 43

	(ii)	Amended Appendix A to Rule 18f-3 Plan, is incorporated by reference to PEA 52

(p)	(i)	Code of Ethics for Eagle Asset Management, Inc., Eagle Fund Distributors, Inc., and Eagle Mutual Funds, is incorporated by reference to PEA 41

Other Exhibits

Powers of Attorney, are incorporated by reference to PEA 41
______________

Item 29.	Persons Controlled by or under Common Control with Registrant

None.
Item 30.	Indemnification
Article XI, Section 2 of the Trust’s Declaration of Trust provides that:
(a)            Subject to the exceptions and limitations contained in paragraph (b) below:
(i)          every person who is, or has been, a Trustee or officer of the Trust (hereinafter referred to as “Covered Person”) shall be indemnified by the Trust to the fullest extent permitted by law against liability and against all expenses reasonably incurred or paid by him in connection with any claim, action, suit or proceeding in which he becomes involved as a party or otherwise by virtue of his being or having been a Trustee or officer and against amounts paid or incurred by him in the settlement thereof;
(ii)         the words “claim,” “action,” “suit,” or “proceeding” shall apply to all claims, actions, suits or proceedings (civil, criminal or other, including appeals), actual or threatened while in office or thereafter, and the words “liability” and “expenses” shall include, without limitation, attorneys’ fees, costs, judgments, amounts paid in settlement, fines, penalties and other liabilities.
(b)           No indemnification shall be provided hereunder to a Covered Person:
(i)          who shall have been adjudicated by a court or body before which the proceeding was brought (A) to be liable to the Trust or its Shareholders by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office or (B) not to have acted in good faith in the reasonable belief that his action was in the best interest of the Trust; or
(ii)          in the event of a settlement, unless there has been a determination that such Trustee or officer did not engage in willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office (A) by the court or other body approving the settlement; (B) by at least a majority of those Trustees who are neither interested persons of the Trust nor are parties to the matter based upon a review of readily available facts (as opposed to a full trial‑type inquiry); or (C) by written opinion of independent legal counsel based upon a review of readily available facts (as opposed to a full trial‑type inquiry); provided, however, that any Shareholder may, by appropriate legal proceedings, challenge any such determination by the Trustees, or by independent counsel.
(c)           The rights of indemnification herein provided may be insured against by policies maintained by the Trust, shall be severable, shall not be exclusive of or affect any other rights to which any Covered Person may now or hereafter be entitled, shall continue as to a person who has ceased to be such Trustee or officer and shall inure to the benefit of the heirs, executors and administrators of such a person. Nothing contained herein shall affect any rights to indemnification to which Trust personnel, other than Trustees and officers, and other persons may be entitled by contract or otherwise under law.
(d)           Expenses in connection with the preparation and presentation of a defense to any claim, action, suit, or proceeding of the character described in paragraph (a) of this Section 2 may be paid by the Trust from time to time prior to final disposition thereof upon receipt of an undertaking by or on behalf of such Covered Person that such amount will be paid over by him to the Trust if it is ultimately determined that he is not entitled to indemnification under this Section 2; provided, however, that:
(i)          such Covered Person shall have provided appropriate security for such undertaking,
(ii)         the Trust is insured against losses arising out of any such advance payments or
(iii)        either a majority of the Trustees who are neither interested persons of the Trust nor parties to the matter, or independent legal counsel in a written opinion, shall have determined, based upon a review of readily available facts (as opposed to a trial‑type inquiry or full investigation), that there is reason to believe that such Covered Person will be found entitled to indemnification under this Section 2.

According to Article XII, Section 1 of the Declaration of Trust, the Trust is a trust, not a partnership.  Trustees are not liable personally to any person extending credit to, contracting with or having any claim against the Trust.
Article XII, Section 2 of the Declaration of Trust provides that, subject to the provisions of Section 1 of Article XII and to Article XI, the Trustees are not liable for errors of judgment or mistakes of fact or law, or for any act or omission in accordance with advice of counsel or other experts or for failing to follow such advice.  A Trustee, however, is not protected from liability due to willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office.
Paragraph 8 of the Investment Advisory Agreement provides that Eagle shall not be liable for any error of judgment or mistake of law or for any loss suffered by the Trust or any Series in connection with the matters to which the Advisory Agreement relate except a loss resulting from the willful misfeasance, bad faith or gross negligence on its part in the performance of its duties or from reckless disregard by it of its obligations and duties under the Advisory Agreement.  Any person, even though also an officer, partner, employee, or agent of Eagle, who may be or become an officer, Board member, employee or agent of the Trust shall be deemed, when rendering services to the Trust or acting in any business of the Trust, to be rendering such services to or acting solely for the Trust and not as an officer, partner, employee, or agent or one under the control or direction of Eagle even though paid by it.
Paragraph 9 of the Distribution Agreement provides that the Trust agrees to indemnify, defend and hold harmless the Distributor, its several officers and directors, and any person who controls the Distributor within the meaning of Section 15 of the 1933 Act from and against any and all claims, demands, liabilities and expenses (including the cost of investigating or defending such claims, demands or liabilities and any counsel fees incurred in connection therewith) which the Distributor, its officers or directors, or any such controlling person may incur under the 1933 Act or under common law or otherwise arising out of or based upon any alleged untrue statement of a material fact contained in the Registration Statement, Prospectus or Statement of Additional Information or arising out of or based upon any alleged omission to state a material fact required to be stated in either thereof or necessary to make the statements in either thereof not misleading, provided that in no event shall anything contained in the Distribution Agreement be construed so as to protect the Distributor against any liability to the Trust or its shareholders to which the Distributor would otherwise be subject by reason of willful misfeasance, bad faith, or gross negligence in the performance of its duties, or by reason of its reckless disregard of its obligations and duties under the Distribution Agreement.  The Trust shall not indemnify the Distributor for certain conduct, including any alleged untrue statement of a material fact contained in information furnished in writing by the Distributor to the Trust for use in the Registration Statement, Prospectus or Statement of Additional Information or arising out of or based upon any alleged omission to state a material fact in connection with such information required to be stated in the Registration Statement, Prospectus or Statement of Additional Information or necessary to make such information not misleading.  The Distributor agrees that it shall look only to the assets of a particular Series, as applicable, and not to any other Series for satisfaction of any obligation created by this Section or otherwise arising under the Distribution Agreement.
Paragraph 12 of the Administration Agreement states that the Administrator shall not be liable for any error of judgment or mistake of law or for any loss suffered by a Trust or any Series in connection with the matters to which the Administration Agreement relate except a loss resulting from the willful misfeasance, bad faith or gross negligence on its part in the performance of its duties or from reckless disregard by it of its obligations and duties under the Administration Agreement.  Any person, even though also an officer, partner, employee, or agent of the Administrator, who may be or become an officer, trustee, employee or agent of a Trust shall be deemed, when rendering services to any Trust or acting in any business of a Trust, to be rendering such services to or acting solely for the Trust and not as an officer, partner, employee, or agent or one under the control or direction of the Administrator even though paid by it.
Paragraph 6 of the Transfer Agency and Fund Accounting Services Agreement provides that the Trust agrees to indemnify and hold JPMIS harmless from any liabilities that may be imposed on, incurred by or asserted against JPMIS in connection with, or arising out of, JPMIS’s performance under the Transfer Agency and Fund Accounting Services Agreement, provided that JPMIS has not acted with negligence or bad faith, or engaged in fraud or willful misconduct, in connection with the liabilities in question.  Except for any liability resulting from a third party asserting a claim against JPMIS with respect to services (arising from, or related to, the Transfer Agency and Fund Accounting Services Agreement) provided to the Trust, the Trust has agreed not to be obligated to indemnify JPMIS for any indirect, incidental, consequential or special damages (including, without limitation, lost profits) of any form incurred by any person or entity, whether or not foreseeable and regardless of the type of action in which such a claim may be brought, with respect to the Trust’s performance under the Transfer Agency and Fund Accounting Services Agreement.
Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the “Act”) may be permitted to trustees, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the

Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.  In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by the trustee, officer or controlling person of the Registrant in connection with the successful defense of any action, suit or proceeding) is asserted by such trustee, officer or controlling person in connection with the shares being registered hereby, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and be governed by the final adjudication of such issue.
Item 31.	I. Business and Other Connections of Investment Adviser
Eagle Asset Management, Inc. (“Eagle”) is a Florida corporation and a registered investment adviser that offers investment management services.  Eagle provides investment advisory services to all Funds of the Trust.  Eagle’s offices are located at 880 Carillon Parkway, St. Petersburg, Florida 33716.  Information as to the directors and officers of Eagle is included in its current Form ADV filed with the SEC (File No. 801-21343).  Raymond James Financial, Inc. (“RJF”) owns all shares of stock of Eagle.
Item 32.	Principal Underwriter
(a)           Eagle Fund Distributors, Inc., 880 Carillon Parkway, St. Petersburg, Florida 33716, is the principal underwriter for each of the following investment companies: Eagle Capital Appreciation Fund, Eagle Growth & Income Fund and Eagle Series Trust.  Eagle Asset Management, Inc. owns 75% of the shares of the stock of Eagle Fund Distributors.

(b)          The directors and officers of the Registrant’s principal underwriter are:
Name	Positions & Offices with Underwriter	Position with Registrant

Richard J. Rossi	Chief Executive Officer, Director	President

Richard B. Franz II	Senior Vice President, Treasurer, Chief Financial Officer, Financial Principal and Director	None

Derek Thieme	Comptroller, Assistant Treasurer	None

Kevin Starnes	President, Director	None

Damian Sousa	Vice President, Chief Compliance Officer	None

Debra A. Dowling	Anti Money Laundering Officer	None

Stephen W. Faber	Corporate Counsel and Secretary	None

The business address for each of the above directors and officers is 880 Carillon Parkway, St. Petersburg, Florida 33716.
(c)          Not applicable.

Item 33.                 Location of Accounts and Records
The books and other documents required by Rule 31a‑1 under the Investment Company Act of 1940, as amended (“1940 Act”) are maintained in the physical possession of the Trust’s Custodian through February 28, 1994, except that: Eagle, EFS and JPMIS maintain some or all of the records required by the 1940 Act.  Since March 1, 1994, all required records are maintained by Eagle and EFS at 880 Carillon Parkway, St. Petersburg, Florida 33716 and JPMIS at 70 Fargo Street, 4th Floor, Boston, Massachusetts 02210.
Item 34.                  Management Services
None.
Item 35.                  Undertakings
Not Applicable.

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, the Registrant has duly caused this Post-Effective Amendment No. 53 to its Registration Statement on Form N-1A to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of St. Petersburg and the State of Florida, on the day of March 2, 2015.
EAGLE GROWTH & INCOME FUND

By:	/s/ Susan L. Walzer
Susan L. Walzer
Principal Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this Post-Effective Amendment No. 53 to the Registration Statement has been signed by the following persons in the capacities and on the date indicated.
Signature	Title	Date

/s/ Susan L. Walzer Susan L. Walzer	Principal Executive Officer	March 2, 2015

/s/ James L. Pappas* James L. Pappas	Chairman of the Board	March 2, 2015

/s/ J. Cooper Abbott J. Cooper Abbott	Trustee	March 2, 2015

/s/ Keith B. Jarrett* Keith B. Jarrett	Trustee	March 2, 2015

/s/ Lincoln Kinnicutt* Lincoln Kinnicutt	Trustee	March 2, 2015

/s/ William J. Meurer* William J. Meurer	Trustee	March 2, 2015

/s/ Deborah L. Talbot* Deborah L. Talbot	Trustee	March 2, 2015

/s/ Carolyn K. Gill Carolyn K. Gill	Principal Financial Officer	March 2, 2015

*By: /s/ Richard J. Rossi Richard J. Rossi, Attorney-In-Fact

EXHIBIT INDEX

Exhibit	Description
EX-99. (i)	Opinion and consent of counsel